UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CARTESIAN, INC.
(Name of Subject Company (Issuer))

CARTESIAN HOLDINGS, INC.
(Offeror)

CARTESIAN HOLDINGS, LLC
(Parent of Offeror)

Blackstreet Capital Holdings, LLC
(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.005 PER SHARE
 (Title of Class of Securities)

146534102
 (CUSIP Number of Class of Securities)

Murry Gunty
President

Cartesian Holdings, Inc.
5425 Wisconsin Ave, Suite 701
Chevy Chase, Maryland 20815
(240) 223-1333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Katherine J. Blair Manatt, Phelps & Phillips, LLP 11355 W. Olympic Blvd., Los Angeles, CA 90064 (310) 312-4252	Alan M. Noskow Manatt, Phelps & Phillips, LLP 1050 Connecticut Ave. NW, Suite 600 Washington, DC 20036 (202) 585-6525

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,754,827.60	$467.48

* Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying 9,387,069 issued and outstanding shares of common stock, par value $0.005 (the “Shares”), of Cartesian, Inc., a Delaware corporation (“Cartesian”), multiplied by the offer price of $0.40 per Share. The calculation of the filing fee is based on information provided by Cartesian as of April 10, 2018.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$467.48	Filing Party:	Cartesian Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 10, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Cartesian Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
7,202,455 (1)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
7,202,455 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,202,455 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes shares subject to guaranteed delivery procedures tendered in to the Offer to Purchase (as defined below)
(2) Represents shares held directly by Cartesian Holdings, Inc., a direct, wholly-owned subsidiary of Cartesian Holdings, LLC.

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Cartesian Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,202,455 (1)

	8	SHARED VOTING POWER
7,202,455 (1)

	9	SOLE DISPOSITIVE POWER
7,202,455 (1)

	10	SHARED DISPOSITIVE POWER
7,202,455 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,202,455 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes shares subject to guaranteed delivery procedures tendered in to the Offer to Purchase (as defined below)

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Blackstreet Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
7,202,455 (1)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
7,202,455 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,202,455 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes shares subject to guaranteed delivery procedures tendered in to the Offer to Purchase (as defined below)
(2) Represents shares held directly by Cartesian Holdings, Inc., a direct, wholly-owned subsidiary of Cartesian Holdings, LLC.

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

BCH Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
7,202,455

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
7,202,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,202,455 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes shares subject to guaranteed delivery procedures tendered in to the Offer to Purchase (as defined below)
(2) Represents shares held directly by Cartesian Holdings, Inc., a direct, wholly-owned subsidiary of Cartesian Holdings, LLC.

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Blackstreet Capital Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
7,202,455

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
7,202,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,202,455 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes shares subject to guaranteed delivery procedures tendered in to the Offer to Purchase (as defined below)
(2) Represents shares held directly by Cartesian Holdings, Inc., a direct, wholly-owned subsidiary of Cartesian Holdings, LLC.

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Murry N. Gunty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Murry N. Gunty is a citizen of the Unites States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
7,202,455

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
7,202,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,202,455 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes shares subject to guaranteed delivery procedures tendered in to the Offer to Purchase (as defined below)
(2) Represents shares held directly by Cartesian Holdings, Inc., a direct, wholly-owned subsidiary of Cartesian Holdings, LLC.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on April 10, 2018 (as amended, the “Schedule TO”) which relates to the tender offer by Cartesian Holdings, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Cartesian Holdings, LLC, a Delaware limited liability company (“Parent”), for all of the outstanding shares of common stock, par value $0.005 per share (“Shares”), of Cartesian, Inc., a Delaware corporation (“Cartesian”), at a price of $0.40 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated April 10, 2018 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment also constitutes Amendment No. 1 to the Schedule 13D filed jointly with the SEC by Parent, Merger Sub, Blackstreet Capital Holdings, LLC, BCH Investors, LLC, Blackstreet Capital Investors, LLC and Murry N. Gunty on April 10, 2018 with respect to the Shares.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1 through 9 and Item 11.

The Offer to Purchase and Item 1 through 9 and 11 of the Schedule TO, to the extent Item 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“The Offer and withdrawal rights expired as scheduled on May 11, 2018, at one minute after 11:59 p.m., New York City time. The Depositary has advised Parent and Merger Sub that, as of the Expiration Date, an aggregate of 7,200,990 Shares had been tendered and not validly withdrawn pursuant to the Offer, which represented approximately 76.7% of the Shares outstanding as of the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement or satisfaction of such guarantee). In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 1,465 Shares, which, when combined with the Shares tendered and not properly withdrawn from the Offer equal approximately 0.02% of the outstanding Shares as of the Expiration Date.

The number of Shares validly tendered and not validly withdrawn in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement or satisfaction of such guarantee) satisfies the Minimum Condition. All conditions to the Offer have been satisfied or waived and Merger Sub has accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

Because less than 90% of the outstanding Shares were purchased in the Offer, Cartesian expects to call the Cartesian Shareholder Meeting to approve the Merger Agreement as soon as practicable. If the holders of more than fifty percent (50%) of the outstanding shares vote to approve the Merger Agreement and the other conditions set forth in the Merger Agreement are satisfied or waived, the Merger will be completed. Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Cartesian, with Cartesian surviving as a wholly owned subsidiary of Parent.  In the Merger, each Share issued and outstanding immediately prior to the Effective Time (unless such Share (a) is held by Cartesian immediately prior to the Effective Time or irrevocably accepted by Merger Sub for purchase in the Offer, in which case such Share will be canceled and no payment will be made with respect thereto, or (b) is a Dissenting Share) will be canceled and converted into the right to receive an amount equal to the Offer Price, net to the seller in cash, without interest thereon and subject to any withholding of taxes required by applicable law.  As a consequence of the Merger, the Shares will be removed from the OTCQB Marketplace and the Common Stock will be deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2018

CARTESIAN HOLDINGS, INC.

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	President

CARTESIAN HOLDINGS, LLC

By:	Blackstreet Capital Holdings, LLC, its Manager

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	Chief Executive Officer

BLACKSTREET CAPITAL HOLDINGS, LLC

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 10, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)
Press Release of Cartesian, Inc., dated March 22, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 22, 2018).

(a)(1)(G)	Press Release dated April 10, 2018.*
(d)(1)
Agreement and Plan of Merger, dated as of March 21, 2018, by and among Cartesian, Inc., Cartesian Holdings, LLC and Cartesian Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(2)
Amendment No. 2 to Amended and Restated Rights Agreement, dated as of March 21, 2018, by and between Cartesian, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(3)
Term Loan Note for Working Capital, dated as of March 21, 2018, by and among Cartesian, Inc., Cartesian Holdings, LLC and Cartesian Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(4)
Security Agreement, dated as of March 21, 2018, by and among Cartesian, Inc., Cambridge Strategic Management Group, Inc., TWG Consulting, Inc. and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(5)
Debenture Agreement covering the Term Loan Note for Working Capital Note, dated March 27, 2018 and effective as of March 21, 2018, by and among Cartesian Limited, Farncombe Technology Limited, Farncombe Engineering Services LTD, Cambridge Aventis Limited, and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(6)
Tender and Support Agreement, dated as of March 21, 2018, by and among Cartesian Holdings, LLC, Cartesian Holdings, Inc. and Certain Stockholders of Cartesian, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(7)	Non-Disclosure Agreement, dated November 28, 2017, by and between Blackstreet Capital Holdings, LLC and Cartesian, Inc.*

* Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on April 10, 2018.